Filed by Graf Global Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Halfcourt Holdco, Inc.

Commission File No.: 001-42142

Date: November 12, 2026

On November 12, 2026, Business Wire published the following press release by BIG3 HoldCo LLC, in connection with the previously disclosed Business Combination Agreement, dated as of June 12, 2026, by and among Graf Global Corp., BIG3 HoldCo LLC and Halfcourt Holdco, Inc., among other parties:

BIG3 Names Veteran PepsiCo Sports Executive Adam Harter President of Business Operations

Veteran Fortune 50 sports and brand leader to drive partnerships, media, marketing and market expansion as the league enters its next phase of growth

LOS ANGELES--(BUSINESS WIRE)--The BIG3, the premier global 3-on-3 professional basketball league, today announced the appointment of Adam Harter as President of Business Operations of BIG3 Basketball, LLC. Effective immediately, Harter, who spent more than two decades leading sports and entertainment marketing at PepsiCo, will report directly to BIG3 co-founders Ice Cube, the league’s CEO, and Chairman Jeff Kwatinetz.

Harter will lead the league’s commercial business, including global partnerships, media and broadcast strategy, marketing, fan engagement, live events and expansion into new markets, working alongside Sean Bannon, President of League Operations. The appointment marks the BIG3’s most significant executive hire to date and signals the league’s commitment to building institutional-grade leadership as it prepares to become a publicly traded company through its previously announced pending business combination with Graf Global Corp. (Nasdaq: TONT), which is pursuant to a business combination agreement dated June 12, 2026, by and among Graf Global Corp., BIG3 HoldCo LLC and the other parties thereto. BIG3 HoldCo is the holding company for BIG3 Basketball, LLC which operates the league.

The hire comes off one of the strongest seasons in the league’s history. In 2026, the BIG3 completed its ninth season with eight city-based franchises — the Boston Ball Hogs, Chicago Triplets, Dallas Power, Detroit Amps, DMV Trilogy, Houston Rig Hands, LA Riot and Miami 305 — following its shift to a city-based model in 2025. The league has also extended its reach internationally through partnerships in Asia, and 3-on-3 basketball is now an Olympic sport.

“Nine seasons in, the BIG3 has never been bigger. Eight cities, a global footprint, and 3-on-3 is on the Olympic stage,” said Ice Cube, Co-Founder and CEO of the BIG3. “As we head into our milestone 10th season, we’re building a business to match what’s happening on the court. Adam has done it at the highest level, and he understands our fans. He’s here to help us go get it.”

“I’ve spent my career working with every major sports league and more than a hundred teams and athletes, and the BIG3 has something you can’t manufacture: it’s where hoops and culture collide,” said Mr. Harter. “Three-on-three is having its moment, and I believe the BIG3 is the brand that defined it. My job is to build the business behind that through bigger media, deeper partnerships, and markets where the BIG3 is the hottest ticket of the summer. Put the fans at the center of everything, and you build a league that lasts.”

Harter spent more than 22 years at PepsiCo, where he led sports and entertainment marketing across the company’s portfolio of brands, managing partnerships with every major U.S. sports league and more than 100 teams and athletes. He also helped build one of the industry’s most influential branded-content studios, overseeing original content initiatives including the feature film “Uncle Drew” and helping establish a content engine that blended sports, entertainment and storytelling. As Chief Marketing Officer of LIV Golf, Harter helped build its brand, fanbase and live-event experience across international markets.

“This hire is a statement about where the BIG3 is headed,” said Jeff Kwatinetz, Co-Founder and Chairman of the BIG3. “Adam has built and led growth strategies for some of the biggest brands and sports properties in the world, and he understands both sides of the equation: the partner investing in the platform and the property creating value. He also understands what it takes to challenge convention, create cultural relevance and build momentum for a modern sports property in a crowded marketplace, which he did with LIV Golf. Combined with the fact that the BIG3 has already spent nine seasons proving its product and building an audience, that perspective makes him uniquely qualified to help lead the BIG3 into its next era of growth.”

Harter’s appointment also reflects the BIG3’s commitment to expanding its presence beyond live competition through original content, premium storytelling and new entertainment formats. With Harter’s experience building culturally relevant content franchises and the combined television, film and entertainment backgrounds of Ice Cube and Jeff Kwatinetz, the league plans to explore opportunities including documentary programming, unscripted content and other extensions designed to deepen fan engagement and showcase the personalities that make BIG3 unique.

About BIG3

Founded in 2017, BIG3 is the brainchild of producer, actor, and music legend Ice Cube and entertainment executive Jeffrey Kwatinetz, who shared a vision of a player-centric league focused on entertainment and innovation. The BIG3 is a league with no garbage minutes, where trash talk is allowed, defense is emphasized, fast-paced action, and where every point – whether it’s a 4-point or 3-point shot – counts. Any given BIG3 team has Hall of Famers, icons and trailblazers, and the next best 3-on-3 player.

The league has led the sports industry in diversity and opportunity, becoming the first professional sports league to implement a mental health policy, favor CBD as a pain management alternative to opioids, enlist female coaches of men, and appoint a black Commissioner in Hall of Famer Clyde Drexler, who is also professional sports first former player serving as Commissioner. The inaugural CEO was the legendary, incomparable Raiders executive Amy Trask. In 2024, BIG3 co-founder Ice Cube was honored at the Naismith Basketball Hall of Fame in Springfield, where he received the inaugural Ice Cube Impact Award, acknowledging individuals making substantial contributions to their community, the first non-player to be recognized. Founders Ice Cube and Jeffrey Kwatinetz are missioned to better society as BIG3 pursues business success while also helping to break down stereotypes, promote diversity in sports, create opportunities for black, brown, and female athletes beyond the court, and support basketball communities overall.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination among Graf Global Corp. (“GRAF”), BIG3 HoldCo LLC (“BIG3”), and Halfcourt Holdco, Inc. (“Pubco”) pursuant to the business combination agreement dated June 12, 2026, GRAF, BIG3, and Pubco have prepared and filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) containing a preliminary proxy statement/prospectus. After the Registration Statement is declared effective, GRAF will mail the proxy statement included therein to holders of GRAF’s ordinary shares in connection with GRAF’s solicitation of proxies for the vote of the GRAF shareholders with respect to the proposed business combination. Investors, shareholders and other interested persons are urged to read the Registration Statement and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about GRAF, BIG3, Pubco and the proposed business combination. Investors and shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Graf Global Corp., 1790 Hughes Landing Boulevard, Suite 400, The Woodlands, TX 77380.

This communication is not a substitute for the Registration Statement or any other document that may be filed by GRAF, BIG3, or Pubco with the SEC. INVESTORS AND SHAREHOLDERS OF GRAF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents free of charge from the SEC’s website at www.sec.gov and at the contact information above.

Participants in the Solicitation

GRAF, BIG3, Pubco, and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination and other matters set forth in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. Additionally, investors and security holders may obtain more detailed information regarding the names and interests of GRAF’s directors and officers in the proposed business combination in GRAF’s filings with the SEC, including GRAF’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm and in GRAF’s definitive proxy statement filed with the SEC on Schedule 14A, under the heading “Interests of the Graf Insiders”, which is available at https://www.sec.gov/Archives/edgar/data/1897463/000110465926071445/tm2615987d2_def14a.htm.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to GRAF, BIG3, Pubco and the proposed business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding GRAF, BIG3, Pubco and the proposed business combination, and statements regarding the anticipated benefits and timing of the completion of the proposed business combination, the anticipated benefits from hiring new members of management, the anticipated business of BIG3 and the market in which it operates, planned business strategies, including expansion into new markets and new business opportunities, objectives of management for future operations of BIG3, BIG3’s plan for value creation and strategic advantages, growth opportunities, competitive position, and GRAF’s, BIG3’s, and Pubco’s respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “intend,” “future,” “potential,” “plan,” “may,” “will,” “will be,” “will continue,” and similar expressions; but this communication may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the proposed business combination; the risk that the proposed business combination may not be completed in a timely manner or at all; the risk that the proposed business combination may not be completed by GRAF’s business combination deadline; the failure by GRAF, BIG3, and Pubco to satisfy the conditions to the consummation of the proposed business combination, including the approval of GRAF’s shareholders; the risk that the announcement and pendency of the proposed business combination could have adverse effects on the market price of GRAF’s securities, including if the proposed business combination is not consummated; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the failure of PubCo to obtain or maintain the listing of its securities on a national securities exchange after the closing of the proposed business combination; costs related to the proposed business combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed business combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed business combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed business combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against GRAF, BIG3, Pubco or others following announcement of the proposed business combination; and those risk factors discussed in documents of PubCo, BIG3 or GRAF filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of PubCo, BIG3, GRAF or any of their respective affiliates. No such offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein; any representation to the contrary is a criminal offense.

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